Mail Stop 3561

May 22, 2008

Peter J. Boni
President and Chief Executive Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive
Building 800
Wayne, PA 19087

      Re: Safeguard Scientifics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 7, 2008
           File No. 001-05620

Dear Mr. Boni:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Governance and Board Matters, page 8

"Approval of An Amendment to Our Second Amended and Restated…", page 16

1. We note your disclosure on Form 8-K filed on May 7, 2008, that the company's board of directors authorized a share repurchase program. Please revise the disclosure in your proxy statement to discuss the anticipated combined effect of the proposed reverse stock split with the share repurchase program announced in your press release.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director